388 Greenwich Street

New York, NY 10013

August 22, 2019

VIA EDGAR CORRESPONDENCE
Ms. Cecilia Blye

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4628
Washington, DC 20549

Re:	Citigroup Inc. (Citigroup or Citi) Form 10-K for the Fiscal Year Ended December 31, 2018 Filed February 22, 2019 File No. 001-09924

Dear Ms. Blye:

Enhancement of Citigroup’s disclosures is an objective that we share with the staff (the Staff) of the Securities and Exchange Commission and one that we consider in all our filings. This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff’s letter dated August 8, 2019.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

General

1.	In a letter to the staff dated July 12, 2016, you discussed providing financial services in connection with your clients’ transactions involving Sudan and Syria. Additionally, third party websites indicate that your subsidiary Citibank, N.A. has an office in Sudan. As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with those countries since your 2016 letter, including contacts with their governments, whether through affiliates, subsidiaries, partners, customers or other direct or indirect arrangements. In this regard, we note that Byblos Bank, which provides information about majority-owned subsidiaries in both Sudan and Syria in its 2017 annual report, identifies Citigroup subsidiary Citibank as a correspondent bank in its 2018 annual report.

Additionally, we are aware of a news report stating that a federal court granted U.S. prosecutors’ application for “damming” seizure warrants against banks including Citigroup, to seize millions of dollars associated with several companies that deal with North Korea. North Korea is a U.S.-designated state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with North Korea, if any, including contacts with its governments, whether through subsidiaries, partners, customers or other direct or indirect arrangements.

Citi does not have a physical presence or solicit business in Sudan1, Syria or North Korea (collectively, the Subject Countries). The third-party website referred to by the Staff in its comment above is incorrect. Citibank, N.A. (Citibank) does not have an office or branch in Sudan2.

Citi confirms Citibank provides correspondent banking services to Byblos Bank. However, consistent with our response in the July 2016 letter referenced by the Staff, except as authorized by a general or specific license from the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC), as discussed further below, Citi does not engage in transactions with the Subject Countries, regardless of any correspondent banking relationship Citi may have or any issuance of damming seizure warrants against it. Moreover, Citi maintains a global enterprise-wide sanctions compliance program that is designed to identify and prevent Citi businesses from engaging in prohibited, sanctions-related activities with sanctions-targeted countries, which include the Subject Countries. Citi’s program is implemented through various measures including, but not limited to, the blocking of property, the rejection of transactions, and the imposition of controls on commercial, financial, and trade activities. These controls, in concert with Citi’s automated screening and other program elements, are designed to prevent Citi from engaging in impermissible relationships or transactions with sanctions targets, including the Subject Countries.

[1]	While this in no way changes the substance of our response, effective October 12, 2017, comprehensive sanctions on Sudan were lifted, and U.S. persons are no longer prohibited from engaging in transactions that were previously prohibited under the Sudanese Sanctions Regulations, 31 C.F.R. part 538. The Government of Sudan, however, remains on the State Sponsors of Terrorism List, and certain restrictions still apply.
[2]	Prior to OFAC comprehensive country sanctions on Sudan, Citibank maintained a branch in Sudan. This branch was closed in or prior to 1998.

Acting pursuant to licenses issued by OFAC, Citi’s clients (primarily being various agencies of the United Nations and the U.S. Government) occasionally engage in authorized transactions involving the Subject Countries, which include the sale of agricultural commodities, medicine and medical devices, the provision of humanitarian aid, or the provision of peace-keeping forces by such clients (OFAC-licensed activities). Citi occasionally provides limited, authorized financial services in connection with such OFAC-licensed activities.

2.	Please discuss the materiality of any contacts with North Korea, Sudan and Syria, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

As we stated in our response in 2016, it continues to be the case that the limited, licensed activities described in our response above are not material to Citi (either individually or in the aggregate, or qualitatively) and, accordingly, Citi does not believe that these activities would materially (quantitatively or qualitatively) factor into investment decisions by Citi’s security holders or would impact investor sentiment towards Citi.

If you have any questions or require additional information, please do not hesitate to contact us.

Sincerely,

/s/ Mark A. L. Mason

Mark A. L. Mason

Chief Financial Officer

/s/ Rohan Weerasinghe

Rohan Weerasinghe

General Counsel and Corporate Secretary

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